EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F/A of Yamana Gold Inc. (the “Company”) to be filed with the US Securities and Exchange Commission, of our report dated March 7, 2005 relating to the financial statements of the Company, which appear in such Annual Report.

Independent Registered Chartered Accountants
Vancouver, British Columbia
Canada
August 5, 2005